January 21, 2010

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  MedLink International, Inc. request for an extension on comments for File No. 001-31771

Dear Mr. Wilson,

We are in receipt of your comment letter dated October 15, 2009 regarding Form 10-K/A for the Fiscal year Ended December 31, 2008 and Form 10-Q for the Quarterly periods ended March 31, 2009 and June 30, 2009 (File No. 001-31771).

I am writing this letter to inform you that we will be filing our response to the comment letter this upcoming Monday, January 25th.

If you or Tammy should have any questions or concerns, as always please don’t hesitate to call me at (631) 342-8800 x8802.

Regards,

/s/ James Rose
James Rose
Chief Financial Officer

1 Roebling Court, Ronkonkoma, NY 11779
Tel: (631) 342-8800  | Fax: (631) 342-8819  |  www.medlinkus.com